Exhibit 99.1

TransAct Technologies Announces Cooperation Agreement with 325 Capital and Harbert Discovery Fund

Daniel Friedberg and Audrey Dunning Appointed to the Company’s Board of Directors

HAMDEN, Conn. --Mar. 31, 2022-- TransAct Technologies Incorporated (Nasdaq: TACT) (“TransAct” or the “Company”), a global leader in software-driven technology and printing solutions for high-growth markets, today announced that it has entered into a Cooperation Agreement with 325 Capital Master Fund LP and certain of its affiliates (collectively, “325 Capital”) and Harbert Discovery Fund, LP and certain of its affiliates (collectively, “Harbert Discovery Fund”). 325 Capital and Harbert Discovery Fund combined have reported beneficial ownership of approximately 16.8 percent of TransAct’s outstanding shares of common stock.

The terms of the Cooperation Agreement include, among others, (i) the appointment of both Daniel M. Friedberg and Audrey P. Dunning to TransAct’s Board of Directors (the “Board”), which will increase in size from five to seven directors, (ii) the continuation of the commitment by the Company to declassify the Board by submitting to stockholders a binding proposal at the upcoming annual meeting of stockholders (the “2022 Annual Meeting”), and (iii) an agreement by the Company to separate the roles of Board Chair and CEO in advance of the 2022 Annual Meeting. Consistent with the Cooperation Agreement, the Board elected Haydee Ortiz Olinger to serve as Chairman of the Board, effective immediately. In addition, 325 Capital and Harbert Discovery Fund have agreed to certain customary standstill and voting commitments beginning on the date of the Cooperation Agreement and ending 45 days prior to the opening of the window for the submission of stockholder nominations for the Company’s 2023 Annual Meeting of Stockholders.

“TransAct is committed to an open dialogue with our stockholders and we welcome all investor perspectives on the Company’s long-term opportunities to create stockholder value,” said Bart C. Shuldman, CEO of TransAct. “We are pleased to welcome Ms. Dunning, a technology industry veteran who has financial services, retail and technology experience, and Mr. Friedberg, who currently serves as Managing Partner of 325 Capital and has broad management consulting and industry leadership experience, to the Board. Both should bring their expertise and perspective in the boardroom as we continue to grow in our food service technology market.”

“The actions taken today are an important step forward as we seek to maximize value for every TransAct stockholder,” said Daniel M. Friedberg, Managing Partner of 325 Capital. “We are pleased to have aligned with TransAct’s management team and Board and look forward to working together with the Company to drive long-term value and add to our already productive relationship.”

“Mr. Friedberg and Ms. Dunning are perfectly qualified to bring their relevant expertise and fresh perspectives to the Board,” said Kenan H. Lucas, Managing Director and Portfolio Manager at Harbert Discovery Fund. “We thank TransAct for its constructive approach during this process, and we are confident that the addition of the new Board members will help the Company to deliver solid execution on its initiatives.”

About TransAct Technologies Incorporated
TransAct Technologies Incorporated is a global leader in developing and selling software-driven technology and printing solutions for high-growth markets including food service, casino and gaming, POS automation, and oil and gas. The Company’s world-class products are designed from the ground up based on market and customer requirements and are sold under the BOHA!™, AccuDate™, EPICENTRAL®, Epic, Ithaca® and Printrex® brands. TransAct has sold over 3.6 million printers, terminals and other hardware devices around the world and is committed to providing world-class service, spare parts and accessories to support its installed product base. Through the TransAct Services Group, the Company also provides customers with a complete range of supplies and consumable items both online at http://www.transactsupplies.com and through its direct sales team. TransAct is headquartered in Hamden, CT. For more information, please visit http://www.transact-tech.com or call (203) 859-6800.

TransAct®, BOHA!™, AccuDate™, Epic, EPICENTRAL®, Ithaca® and Printrex® are trademarks of TransAct Technologies Incorporated. ©2022 TRANSACT Technologies Incorporated. All rights reserved.

IMPORTANT ADDITIONAL INFORMATION
The Company, its directors and certain of its executive officers are participants in the solicitation of proxies from the Company’s stockholders in connection with the 2022 Annual Meeting. The Company intends to file a definitive proxy statement and a proxy card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s stockholders. STOCKHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, THE ACCOMPANYING PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. The Company’s definitive proxy statement for the 2021 Annual Meeting of Stockholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4, and 5, which are available on the Company’s website at https://transacttech.gcs-web.com/ or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 on file with the SEC. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the 2022 Annual Meeting. Stockholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at https://transacttech.gcs-web.com/.

Investor Contact:
Ryan Gardella
Ryan.gardella@icrinc.com